FOIA Confidential Treatment Requested

Pursuant to Rule 83 by Millicom International Cellular S.A.

September 2, 2011

Mr. Larry Spirgel , Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:          Millicom International Cellular S.A.

Form 20-F for the fiscal year ended December 31, 2010

Filed March 7, 2011

File No. 0-22828

Dear Mr. Spirgel

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the letter from the Staff dated  August 10, 2011 (the “Comment Letter”) regarding the above referenced filing on Form 20-F of Millicom International Cellular S.A. (the “Company”).

We note for the information of the Staff that concurrent with the submission of this redacted letter via EDGAR, confidential treatment of certain portions of this response letter is being requested under the SEC’s rules.  This letter contains the portions of the response letter to the Staff’s comments for which we do not seek confidential treatment.

In making these responses, Millicom acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking action with respect to the filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our responses to the issues raised.

Please do not hesitate to call me, Francois-Xavier Roger, with any comments and questions.

Yours sincerely,

Francois-Xavier Roger

Chief Financial Officer

MILLICOM INTERNATIONAL CELLULAR S.A.

15, rue Léon Laval, L-3372 Leudelange, (Grand-Duchy of Luxembourg)

Tel: + 352 27 759 101, Fax : + 352 27 759 359

RC B40630

Form 20-F for the fiscal year ended December 31, 2010

Note 4.   Acquisitions of Subsidiaries, Joint Ventures and Non-Controlling Interests, page F-31.

Telefonica Cellular S.A. DE CV

1.     We note in your response to comment 2 that no consideration was provided to your local partner for the unconditional call option other than the conditional put option. Please explain to us the financial and other business reasons for you and your local partner entering into this arrangement. Also, tell us if the consideration was given to including a control premium into the calculation of the call option exercise price and if not, please explain why.

Company response:

The financial and business reasons for entering this arrangement, from the perspective of both our local partner and Millicom, are as follows:

•      We believe our local partner is satisfied with the relationship and partnership with Millicom and with its management. He is however, concerned that any change of control of Millicom would bring him an unknown partner, with whom he may not wish to partner. Accordingly, he wished to enter into an arrangement that enabled him to manage this risk.

•      In accordance with its strategic goals, Millicom was seeking to ensure that decisions considered to be in the best interest of Millicom could be pushed through in the event of any difference of vision or direction between Millicom and its local partner. As a consequence of the option agreement, which meet this objective, Millicom gained full control of Celtel. Prior to concluding the option agreement, the shareholders’ agreement between Millicom and our local partner did not confer full decision making power to Millicom.

The option arrangement therefore enables both Millicom and our local partner to meet their strategic objectives.

The calculation of the call option exercise price does contain a control premium as further explained below in question 2.

2011.09.02

2.     Explain to us why you believe the fair value of the call option was zero at the date of acquisition and at December 31, 2010.

Company response:

The call option price is calculated as a multiple of EBITDA. The multiple, which is fixed, was derived from comparable transactions including control premium after negotiation with our local partner. The call option price reflects the amount that Millicom is willing to pay to acquire the non-controlling interest to protect its investment and controlling position. The call option price is higher than the market valuation performed by independent valuation experts using a discounted cash flow model, and therefore the call option is “out of the money” at acquisition date. As there has been no significant change in the value of Celtel or similar businesses since the date of the agreement to December 31, 2010, and because Celtel is operating in an increasingly mature market, with high penetration rates and strong competition, the option remained “out of the money” at December 31, 2010. Millicom believes that it will remain as such until the end of the term of the call option. Therefore the fair value of the call option remained at zero at December 31, 2010.

The put option does not have value at December 31, 2010 as it is exercisable at fair value, and is contingent upon a future event (i.e. a change of control of Millicom International Cellular SA (MIC) or MIC’s subsidiary that holds shares in Celtel). At December 31, 2010 it was not probable that the put option would be exercised.

3.     Please summarize for us all of the terms of the Celtel call option and the put option.

Company response:

Millicom has been granted by its partner an unconditional call option on its 33.3% stake over a five year period. As explained in 2. above, the exercise price of the call option is calculated as an EBITDA multiple of Celtel. Under certain exceptional circumstances (exceptional events materially and adversely affecting Celtel’s EBITDA) the exercise price could be based on an independent valuation that may use discounted cash flow as the basis of the valuation.

Millicom has been granted drag-along rights that, in the event of Millicom selling their shareholding to a third party, require its partner sell their shares to the third party.

In return, Millicom granted its partner a conditional put option on the same 33.3% stake over a five year period. This put option can only be exercised by Millicom’s partner in case of a change of control of Millicom International Cellular SA (MIC) or MIC’s subsidiary that holds the shares in Celtel (this option does not exist if control changes to the Kinnevik Group, the ultimate main shareholder of MIC, or under certain conditions, to the management of MIC). The exercise price of the put option is also a multiple of Celtel’s EBITDA. The multiple  is calculated as the EBITDA multiple of MIC or MIC’s subsidiary that holds the shares in Celtel in the transaction which triggers the change of control.

Millicom also granted its partner tag-along rights, which, in the event of Millicom selling their shareholding or a portion of their shareholding to a third party, entitle its local partner to sell the same proportion of their shares to the third party on equivalent terms and at an equivalent price.

Millicom also granted its partner the right to a refund of any excess price that would have been obtained by Millicom if Millicom was selling any of the 33.3% stake at a higher price than it originally acquired from its partner within a 24 month period after the exercise of the call option.

4.     Regarding the above comment, we note that the exercise price of the Celtel call option and the put option varies “depending on the profitability of Celtel based on a single-digit market price based multiple of current year EBITDA.” Please provide us the details of the specific formulas for determining the exercise price of the Celtel call option and the put option. Also, please tell us what the exercise price of the Celtel call option and the put option would have been at the date of acquisition and at December 31, 2010.

Company response:

The formula for calculation of the call option is a fixed multiple of current year EBITDA of Celtel (i.e. EBITDA x the multiple). The formula for calculation of the put option is a multiple calculated as the EBITDA multiple of MIC or MIC’s subsidiary that holds the shares in Celtel in the transaction which triggers a change of control, as described in point 3 above.

The exercise price for the put option cannot be estimated at the date of acquisition or at December 31, 2010 as it is based upon a multiple of a change of control transaction, as explained in point 3. above, that did not exist at either of these dates.

[REDACTED]

5.     You stated in your response that the unconditional call option does not meet the definition of a liability as it is exercisable at Millicom’s option. However, in order to conclude Millicom controls Celtel, you have also asserted Millicom would exercise the option if the non-controlling shareholder wished to use his voting rights in a manner that you believed were not in the economic interests of Celtel or Millicom. It appears, since how the non-controlling shareholder of Celtel decides to use his voting rights is beyond your control, there is an inconsistency in your conclusions. If the non-controlling shareholder used his voting rights in a manner that conflicts with the interests of Millicom, Millicom would be forced to exercise the option in order to maintain control. Please explain to us further why your conclusion that Millicom controls Celtel does not also necessitate a conclusion that a liability has been incurred.

Company response:

Under the option arrangement Millicom’s local partner keeps all his previous voting rights. However, since Millicom now has an unconditional call option, if Millicom disagrees with its partner on any (critical) decision, Millicom has the ability to implement any of its intentions, desires or wishes by exercising its call option.

IAS 27.14 requires consideration of potential voting rights when assessing whether an entity has the power to govern the financial and operating policies of another entity, regardless of the intention one has to exercise the voting rights. As the Celtel call option is exercisable as from July 1, 2010 it confers control on Millicom in accordance with IAS 27R.14 as from that date.

IAS 37.10 requires recognition of a liability when and only when an entity has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

There is no obligation for Millicom as it is an option and Millicom is not obliged in any circumstances to exercise the option. We believe that the simple fact of being able, at any time, to exercise the call option should be sufficient to get consent on decisions without exercising the call option. The exercise of the option is considered as a last recourse.

6.     Regarding your allocation of the Celtel purchase price, we note on page F-32 that you attribute the $854 million assigned to Goodwill to the profitability potential of Celtel and the synergies expected to arise. It is unclear to us why a significant amount of this value is not reflected in the valuation of the telecommunication license, please explain. Also, please describe for us in detail the comparable transactions relied upon for the valuation of the telecommunications license.

Company response:

A significant amount of the value assigned to Goodwill was not reflected in the valuation of the telecommunication license because it did not reflect the actual value of the license. The valuation of the license was based on an analysis of spectrum / capita / license period which was derived from comparable transactions.  Comparable transactions analysed for the valuation of the s license were both intra-country (within Honduras) and inter-country. The valuation was performed by an external valuation firm.

The intra-country comparable transactions included mobile licenses with similar periods and characteristics as Celtel’s license issued in Honduras during the period from 1996 to the most recent issuance in 2008. This represented four transactions.

The inter-country comparison was performed to consider and apply the impact of global emerging markets license pricing to Honduras. For this analysis a total of 40 comparable transactions were used over the last 10 years.

As a result of the analysis, it was determined that the two of the four Honduran transactions were the most representative base for valuing the Celtel license, as these incorporate the same macro-economic climate and identical license conditions. The calculation of average spectrum / capita / license period for these two transactions was used to determine the fair value of the Celtel license.

7.     We note that you determine the fair value of the customer list using the discounted excess earnings method and the fair value of the previously held interest was based on discounted cash flow. Please explain to us the discounted excess earnings methodology used for valuing the customer list. Also, please compare for us the assumptions you used in the valuation of the customer list intangible asset to those used in the valuation of the previously held interest.

Company response:

The fair value of the customer relationships represented by the customer list was calculated by an external valuation firm. The discounted excess earnings methodology used for valuing the customer list was based on a multi-period excess earnings model for the annual periods up to and including the year ended December 31, 2018 and incorporating the following methodology and key assumptions:

•      Post-and pre-paid customer relationships were valued separately due to the differences regarding remaining useful lives and value creation

•      The relevant revenues and costs by customer category were derived based on the business plan and on additional information provided by Millicom Management

•      Revenues from roaming and merchandise sold were not considered in the valuation as they do not relate to the customer relationships. Interconnection revenue was allocated pro-rata to pre-paid and post-paid customer relationship

•      Selling and distribution expenses were reduced by subscriber acquisition costs. Subscriber retention costs were allocated to the postpaid customers.

•      Customer churn rate, average return per user (“ARPU”) and relevant margin were derived based on historical data and Millicom Management’s forecasts

•      To determine the post tax cash flow attributable to the identified asset the tax rate for Honduras was applied to EBITDA after considering return on fixed assets

•      Contributory asset charges which were based on the fair value of the contributing assets (tangible and intangible assets). Asset charges were considered for brand, cellular licenses, workforce, property, plant and equipment, and working capital

•      The free cash flows were those in excess of fair returns on all assets that are necessary to realize these cash flows

•      A discount factor of 15.7% based on a weighted average cost of capital calculation was used to determine the present value of the cash flows

•      A tax amortization benefit was derived based on an amortization period of 10 years, and added to the post-tax net present value

The assumptions used in the valuation of the customer list were the same as those used for valuation of the previously held interest.

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